

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Steve Saleen
Chief Executive Officer
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, CA 92882

> **Re:** **Saleen Automotive, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2013**
> **File No. 333-191742**

Dear Mr. Saleen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please include the complete Subject to Completion legend pursuant to Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 5

2. Please prominently disclose that you are delinquent in payment of $351,710 of payroll taxes and $819,903 of your outstanding notes payable is in default. Refer to the second risk factor on page 27.

Principal and Selling Stockholders, page 88

3. Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. For each of the selling stockholders that is a broker-dealer, please state

that the selling stockholder is a statutory underwriter. For each of the selling stockholders that is an affiliate of a broker-dealer, please disclose that the selling stockholder purchased in the ordinary course of business and, at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, then the selling stockholder should be named as an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received securities as compensation for underwriting activities need not be identified as underwriters.

4. Please remove references to "pecuniary interest" from footnotes (5) – (7), (11) – (13), (15), and (17) to the selling stockholder table. Beneficial ownership is not based on pecuniary interest for the purposes of Exchange Act Rule 13d-3(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Louis Wharton
        Stubbs Alderton & Markiles, LLP